# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common shares, par value US$0.001 per share
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 12/09/2025
Amends the filing with accession number 0001104659-25-103842
Filed by CIK 0001506666
Persons authorized to receive notices and communications: Cameron Grainger, 585 8th Av. SW, 2700 Eighth Avenue Place, West Tower, Calgary, Alberta Canada (A0), T2P 1G1, (403) 237-1708

## Reporting persons
- Parex Resources Inc. (CIK 0001506666): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); source of funds: working capital (WC); sole voting power 6,084,986; shared voting power 0; sole dispositive power 6,084,986; shared dispositive power 0; aggregate amount beneficially owned 6,084,986 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value US$0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Schedule 13D filed on October 29, 2025 by Parex Resources Inc., an Alberta corporation (the "Reporting Person"), relating to the Common Shares, par value $0.001 per share (the "Common Shares"), of GeoPark Limited, an exempted company incorporated under the laws of Bermuda (the "Company"), whose principal executive offices are located at Calle 94 No 11-30, 8 Piso, Bogota, Colombia, 00000. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 9, 2025, the Reporting Person issued a press release announcing that the Reporting Person has determined to halt discussions with the Company. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 51,663,988 Common Shares outstanding as of September 30, 2025, based on the information contained in the Company's Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025 and 2024, included in the Company's Form 6-K dated November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Press Release of the Reporting Person, dated December 9, 2025

## Signatures
- Parex Resources Inc.: /s/ Cameron Grainger, Cameron Grainger (12/11/2025)